Voting Results of Special Meeting of Shareholders

On May 27, 2016 an Information Statement was furnished to shareholders of record as of March 31, 2016 for action to be taken by written consent in lieu of a meeting of the
shareholders.     The written consent action was approved by shareholders representing
1,490,270 or 88.7% of the outstanding shares as of March 31, 2016. As of March 31,
2016, the number of shares outstanding for the Fund was 1,680,124 shares.